Exhibit 99.2

CREST Engineering Services, Inc.

February 8, 2010

Mr. Kris Hartmann

HKN, Inc.

28259 Daystrom Lane

Katy, Texas 77494

Re:                               Evaluation of Proved Reserves attributable to HKN, Inc. in Main Pass 35 Field, Plaquemines Parish, Louisiana as of December 31, 2009

Mr. Hartmann:

At your request we have estimated the proved reserves attributable to HKN, Inc. in Main Pass 35 Field, Plaquemines Parish, Louisiana for the purpose of filing the annual 10-K reports for HKN, Inc. According to reserve data provided by the company, these reserves represent approximately 51% of the total reserves of HKN, Inc. on an oil equivalent basis.

A summary of the results of our evaluation are as follows:

Estimated Net Reserves
And Future Cash Flows
As of December 31, 2009

Reserve	Net Reserves		Net	Discounted
Category	Oil, mbbl	Gas, Mcf	Revenue, m$	Revenue, m$

Proved
Producing	744	0	174	3,667
Behind Pipe	136	0	3,818	2,374
Non-Producing	206	0	9,180	6,201
Total Proved	1,087	0	13,172	12,242

Total Probable	1,218	4,568	37,300	19,400

Total Possible	114	0	2,646	903

Total Reserves	2,421	4,568	53,120	32,545

218 N. College St.	(903) 253-0452
Tyler, Texas 75702	fax (903) 642-0055

The discounted cash flows summarized in the above table are calculated using a discount rate of 10 percent per annum. Reserves are classified according to the Petroleum Reserve Definitions approved by the Security and Exchange Commission. A copy of these classifications has been included as part of this report.

Future net cash flow as presented in this report are defined as the future cash inflows attributable to the evaluated interest less expenses for operating, taxes, transportation and future capital expenditures. This evaluation does not include any state or federal income tax. Future cost of abandonment has not been incorporated into this evaluation, nor has any expenditures for environmental remediation been considered.

Prices and Expenses

This evaluation was prepared using an index price of $61.18/bbl and $3.87/MMBTU which was the simple average of the price reported in the Wall Street Journal on the first day of each month in 2009. These index prices were assumed to represent the prices received for NYMEX (WTI) and Henry Hub respectively, and adjustments were made on a lease by lease basis for product quality, transportation and marketing. The average differential for 2009 (excluding the high and low data points) was -$1.80/bbl. This differential was assumed to remain constant throughout the life of the reserves.

Expenses were based on actual expenses incurred during the 12 month period ending September 30, 2009 as depicted in lease operating statements provided by HKN, Inc. The expenses were reviewed, and no adjustments were made except for the removal of insurance and overhead expenses. The operating expenses were held constant for the life of the reserves.

Methodology

Reserve estimates for producing wells were estimated using decline curve analysis where production trends have been established. When trends were not established, reserves were estimated based on volumetric calculations supported by analogies to similar completions in the fields. The reserves reported herein are approximations based on engineering calculation, but should not be construed as exact quantities.

There are inherent uncertainties associated with these calculations relating to the individual reservoir characteristics and future operating and market conditions which will impact the ultimate recovery of the reserves either positively or negatively relative to the volumes stated herein. This report was prepared based on the current regulatory environment and does not take into consideration any future regulatory changes.

This report was prepared using all methods and procedures applicable to the preparation of a report of this type. Proved developed producing reserves represent 68% of the proved reserves and were evaluated using performance methods. Non-producing proved reserves represent 32% of the total proved reserves and 70% of these non-producing reserves were estimated based on volumetric methods and 30% were estimated using a combination of volumetric and performance based methods.

In conducting this evaluation, we relied upon information provided by HKN, Inc. and third party data providing services. No independent well test, inspections, title reviews or financial audits were conducted as part of this evaluation. Information such as ownership, lease operating expenses, product prices, accounting and production imbalances were accepted as reported by HKN, Inc.

The estimate that this report encompasses approximately 51% of the total reserves of HKN Inc. is based on information provided by the company with regard to the reserves of HKN Inc. which were not evaluated by CREST Engineering Services, Inc. CREST accepted these values as provided and has not performed an independent evaluation of any assets other than those stated by this report. Our signature below should not be regarded as confirmation of the evaluation of the additional assets of the company other than those assets specifically referenced in this report.

Engineering data used to support this evaluation is available for review in our offices with the approval of HKN, Inc.